Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on August 2, 2021 by and among AG1 Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”), VPC Impact Acquisition Holdings II, an exempted company incorporated in the Cayman Islands with limited liability (“VIH”), and the undersigned subscriber(s) (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Issuer is entering into that certain Business Combination Agreement with VIH and FinAccel Pte. Ltd., a Singapore private company limited by shares (“FinAccel”), and the other parties thereto, providing for a business combination between the Issuer, VIH and FinAccel (the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement, the “Transaction”);

WHEREAS, VIH’s Class A ordinary shares of a par value of $0.0001 each (“VIH Class A Ordinary Shares”) and VIH Warrants (as defined herein) (together with the VIH Class A Ordinary Shares, the “VIH Securities”) are listed on The Nasdaq Stock Market LLC (“NASDAQ” or “Stock Exchange”) and the Issuer intends that its ADSs (as defined below) will be listed on the Stock Exchange immediately after the consummation of the Transaction;

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase immediately prior to the consummation of the Transaction, that number of the Issuer’s American Depositary Shares representing Class A ordinary shares, of a par value of $0.00001 each (the “ADSs”), set forth on the signature page hereto (such ADSs, the “Subscribed Shares”) for a purchase price of $10.00 per ADS (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Issuer desires to cause to be issued and sold to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer;

WHEREAS, it is contemplated that following the date hereof, FinAccel, may incur any Permitted Financing (as defined in the Transaction Agreement) and/or issue the Naver and Square Peg Convertible Note (each such term as defined in the Transaction Agreement) (collectively, the “Interim Period Financing”);

WHEREAS, on or about the date of this Subscription Agreement, the Issuer and VIH are entering into subscription agreements for the subscription of ADSs with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”) substantially similar to this Subscription Agreement, pursuant to which such investors have agreed to purchase on the closing date of the Transaction, inclusive of the Subscribed Shares, an aggregate amount of up to 30,000,000 ADSs, at the Per Share Price (the “Other Subscribed Shares”; and such agreements (which, for the avoidance of doubt, shall not include or be deemed to include all or any portion of the Interim Period Financing), the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”); and

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1 Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase, and the Issuer hereby agrees to cause to be issued and sold to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

Section 2 Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), immediately prior to the consummation of the Transaction.

(b) At least five (5) Business Days before the anticipated Closing Date, the Issuer shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held in a segregated non-interest bearing account (which segregated account shall be with a regulated banking entity with a minimum credit rating of at least A- or A3 with one of S&P Global Ratings (S&P), Fitch Ratings or Moody’s (as applicable), such bank, the “Deposit Bank”) by the Issuer in escrow until the Closing, and deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Issuer shall (i) issue or cause to be issued to Subscriber the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) deliver, or cause to be delivered, to Subscriber written notice from the Issuer or its transfer agent evidencing the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, the Issuer shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) initiate return of the Purchase Price so delivered by Subscriber to the Issuer by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated (A) to redeliver the Purchase Price to the Issuer in escrow following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in New York, Singapore or Cayman Islands required by law to close.

(c) The Closing shall be subject to the satisfaction or valid waiver by the Issuer and VIH, on the one hand, or Subscriber, on the other hand, of the conditions that, on the Closing Date:

(i) the closing of the Transaction pursuant to the Transaction Agreement) shall have or will be consummated substantially concurrently with the Closing; and

(ii) no applicable governmental authority (including, but not limited to, financial services or banking authorities) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Subscription illegal or otherwise restraining or prohibiting consummation of the Subscription.

(d) In addition to the conditions set forth in Section 2(c), the obligation of the Issuer to consummate the Closing shall be subject to the satisfaction or valid waiver by the Issuer and VIH of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects as so qualified) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects as of such date);

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Subscriber to consummate the Closing; and

(iii) if required by applicable governmental authorities (including, but not limited to, financial services or banking authorities), rules, regulations, orders, policies or procedures, Subscriber shall have been found suitable by such authorities and there shall be no pending or threatened investigations, reviews or adjudications of Subscriber or its affiliates or their respective employees, directors, officers or owners by any governmental authorities under applicable financial services or banking laws the results of which could reasonably be expected to result in the denial, revocation, limitation or suspension of an applicable license or permit with respect to VIH or Issuer or their respective affiliates.

(e) In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Issuer and VIH contained in this Subscription Agreement shall be true and correct, at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, where the failure of such representations and warranties of the Issuer or VIH to be so true and correct has not had an Issuer Material Adverse Effect or a VIH Material Adverse Effect;

(ii) each of the Issuer and VIH shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer and VIH, as applicable, at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer or VIH to consummate the Closing;

(iii) except to the extent consented to in writing by Subscriber, the Transaction Agreement (as filed with the Commission (as defined herein) on or immediately following the date hereof), including without limitation Article XI (Conditions to Closing) of the Transaction Agreement thereof, shall not have been amended, modified, supplemented or waived in a manner which (x) materially and adversely affects the Issuer or VIH or (y) materially and adversely affect the economics of the Subscribed Shares that Subscriber is acquiring pursuant to this Subscription Agreement;

(iv) no suspension of the qualification of the ADSs for offering or sale or trading by the Stock Exchange or the Commission and, to each of the Issuer’s and VIH’s knowledge, no initiation nor threatening of any proceedings by the Stock Exchange or the Commission for any of such purposes shall have occurred and be continuing, and such ADSs shall have been approved for listing, subject to official notice of issuance, on the Stock Exchange; and

(v) there shall have been no amendment, waiver, or modification to the material terms of any Other Subscription Agreements that materially benefits any Other Subscriber (other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds) unless Subscriber has been offered substantially similar benefits in writing.

(f) Prior to or at the Closing, upon the written request of the Issuer, Subscriber shall deliver to the Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3 Issuer Representations and Warranties. The Issuer represents and warrants to Subscriber that:

(a) The Issuer (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, the Transaction Agreement and any other agreement to which it is a party in connection with the Transaction (in each case, subject to the terms of the applicable agreement).

(b) As of the Closing, the Subscribed Shares will be duly authorized and, when issued to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid, free and clear of any liens, encumbrances (other than those arising under applicable securities laws or as otherwise provided herein), and non-assessable and will not have been issued in violation of any preemptive rights or other similar rights created under the Issuer’s organizational documents (at the time of issuance), the laws of its jurisdiction of incorporation, or pursuant to any other understanding, right, agreement, or otherwise.

(c) This Subscription Agreement has been duly executed and delivered by the Issuer, and assuming the due authorization, execution and delivery of the same by Subscriber and VIH, this Subscription Agreement shall constitute the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and (ii) the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of Subscriber, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have an Issuer Material Adverse Effect. For purposes of this Subscription Agreement, an “Issuer Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Issuer and its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business or financial condition of the Issuer and its subsidiaries, taken together as a whole (on a consolidated basis).

(e) Assuming the accuracy of the representations and warranties of Subscriber, the Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state and federal securities laws or applicable governmental authorities (including, without limitation, financial services and banking authorities), (ii) the filing of the Registration Statement pursuant to Section 6 below, (iii) filings required by the United States Securities and Exchange Commission (“Commission”), (iv) those required by the Stock Exchange, (v) those required to consummate the Transaction as provided under the Transaction Agreement, and (vi) the filing of notification under the applicable Antitrust Laws (as defined in the Transaction Agreement).

(f) As of the date hereof, the authorized share capital of the Issuer consists of 5,000,000,000 shares, par value of $0.00001 per share (“Issuer Ordinary Shares”).

(g) All issued Issuer Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights or encumbrances (other than those arising under applicable securities laws or as otherwise provided herein). As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements, (ii) the Transaction Agreement (including the exhibits and schedules thereto) and (iii) the Interim Period Financing, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Issuer Ordinary Shares or other equity interests in the Issuer (collectively, “Issuer Equity Interests”) or securities convertible into or exchangeable or exercisable for Issuer Equity Interests. As of the date hereof, the Issuer has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, other than, in each case, wholly owned subsidiaries of the Issuer incorporated or formed in connection with or in anticipation of the Transaction and the Issuer’s ownership of the interests thereof. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Transaction Agreement and the transactions contemplated thereby. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered, by the issuance of (i) the Subscribed Shares, (ii) the shares to be issued pursuant to any Other Subscription Agreement, or (iii) the Transaction, except in each case for such anti-dilution or similar provisions the application of which has been effectively waived.

(h) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Issuer, threatened in writing against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Issuer.

(i) Upon consummation of the Transaction, the issued and outstanding ADSs will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be approved for listing on the Stock Exchange, subject only to official notice thereof.

(j) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Issuer to Subscriber.

(k) Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

(l) Except for Jefferies LLC, (“Jefferies”), Citigroup Global Markets Inc., (“Citi”), and Goldman Sachs (Singapore) Pte. (“GS” and together with Citi and Jefferies, the “Placement Agents” and each, a “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Issuer and VIH are solely responsible for the payment of any fees, costs, expenses or commissions of the Placement Agents.

(m) The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged or charged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Shares hereunder, and the Subscriber effecting a pledge or charge of Subscribed Shares shall not be required to provide the Issuer with any notice thereof or otherwise make any delivery to the Issuer pursuant to this Subscription Agreement.

(n) The Issuer has not entered into any side letter or similar agreement with any Other Subscribers relating to such Other Subscriber’s purchase of Other Subscribed Shares other than the Other Subscription Agreements or any side letter or similar agreement unrelated to the Other Subscribed Shares or whose terms are not materially more advantageous to such Other Subscriber than the Subscriber hereunder. The Other Subscription Agreements (and any amendments thereto) reflect the same Per Share Price and other material terms with respect to the purchase of the Subscribed Shares that are no more favorable to such Subscriber thereunder than the terms of this Subscription Agreement other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds.

(o) The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

(p) There is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or threatened against or affecting the Issuer or any of the Issuer’s properties or rights that materially and adversely affects or would reasonably be expected to materially and adversely affect the Issuer’s ability to consummate the transactions contemplated by this Subscription Agreement, nor is there any decree, injunction, rule or order of any governmental authority or arbitrator outstanding against the Issuer or any of the Issuer’s properties or rights that affects or would reasonably be expected to affect the Issuer’s ability to consummate the transactions contemplated by this Subscription Agreement.

(q) The Issuer is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 4 VIH Representations and Warranties. VIH represents and warrants to Subscriber that:

(a) VIH (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, the Transaction Agreement and any other agreement to which it is a party in connection with the Transaction (in each case, subject to the terms of the applicable agreement).

(b) This Subscription Agreement has been duly executed and delivered by VIH, and assuming the due authorization, execution and delivery of the same by Subscriber and Issuer, this Subscription Agreement shall constitute the valid and legally binding obligation of VIH, enforceable against VIH in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and (ii) the availability of equitable remedies.

(c) Assuming the accuracy of the representations and warranties of Subscriber, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by VIH with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of VIH pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which VIH is a party or by which VIH is bound or to which any of the property or assets of VIH is subject; (ii) the organizational documents of VIH; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over VIH or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a VIH Material Adverse Effect. For purposes of this Subscription Agreement, a “VIH Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to VIH and its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business or financial condition of VIH and its subsidiaries, taken together as a whole (on a consolidated basis).

(d) Assuming the accuracy of the representations and warranties of Subscriber, VIH is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state and federal securities laws or applicable governmental authorities (including, without limitation, financial services and banking authorities), (ii) the filing of the Registration Statement pursuant to Section 6 below, (iii) filings required by the Commission, (iv) those required by the Stock Exchange, (v) those required to consummate the Transaction as provided under the Transaction Agreement, and (vi) the filing of notification under the applicable Antitrust Laws (as defined in the Transaction Agreement).

(e) As of the date hereof, the authorized share capital of VIH consists of 550,000,000 ordinary shares of a par value of $0.0001 each (“VIH Ordinary Shares”), including 500,000,000 VIH Class A Ordinary Shares, 50,000,000 Class B ordinary shares of a par value $0.0001 each (the “VIH Class B Ordinary Shares”), and 5,000,000 preference shares of a par value of $0.0001 each (“VIH Preferred Shares”). As of the date hereof: (i) 25,578,466 VIH Class A Ordinary Shares are issued, 6,394,617 VIH Class B Ordinary Shares are issued and no VIH Preference Shares are issued; (ii) 11,521,745 warrants, each exercisable to purchase one VIH Class A Ordinary Share at $11.50 per VIH Class A Ordinary Share (“VIH Warrants”), are issued and outstanding, including 5,127,129 private placement warrants; and (iii) no VIH Class A Ordinary Shares were subject to issuance upon exercise of outstanding options. No VIH Warrants are exercisable on or prior to the Closing.

(f) As of their respective dates, (i) all reports required to be filed by VIH with the Commission (the “VIH SEC Reports”) complied with the requirements of the Securities Act and the Securities Exchange Act of 1934, and the rules and regulations of the Commission promulgated thereunder, and (ii) none of VIH SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except that VIH may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such VIH Warrants as equity rather than liabilities, the “Warrant Accounting Issue”). The financial statements of VIH included in VIH SEC Reports comply with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of VIH as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, other than, in each case, as may relate to, arise out of or be in connection with the Warrant Accounting Issue. VIH timely filed each report, statement, schedule, prospectus, and registration statement that VIH was required to file with the Commission since its inception, other than, in each case, as may relate to, arise out of or be in connection with the Warrant Accounting Issue. There are no material outstanding or unresolved comments in comment letters from the staff of the Commission with respect to any of VIH SEC Reports. As of the date hereof, the VIH Securities are listed on NASDAQ, (B) VIH has not received any written deficiency notice from NASDAQ relating to the continued listing requirements of such VIH Securities, (C) there are no actions pending or, to the actual knowledge of VIH, threatened against VIH by the Financial Industry Regulatory Authority, NASDAQ or the Commission with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such VIH Securities on NASDAQ and (D) such VIH Securities are in compliance with all of the applicable listing and corporate governance rules of NASDAQ, other than, in each case, as may relate to, arise out of or be in connection with the Warrant Accounting Issue.

(g) All issued VIH Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights or encumbrances. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements, or (ii) the Transaction Agreement (including the exhibits and schedules thereto), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from VIH any VIH Ordinary Shares or other equity interests in VIH (collectively, “VIH Equity Interests”) or securities convertible into or exchangeable or exercisable for VIH Equity Interests. As of the date hereof, VIH has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, other than, in each case, wholly owned subsidiaries of VIH incorporated or formed in connection with or in anticipation of the Transaction and VIH’s ownership of the interests thereof. There are no shareholder agreements, voting trusts or other agreements or understandings to which VIH is a party or by which it is bound relating to the voting of any VIH Equity Interests, other than (A) the letter agreements entered into by VIH in connection with VIH’s initial public offering on March 4, 2021, pursuant to which VIH’s sponsor and VIH’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (B) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which VIH is a party containing anti-dilution or similar provisions that will be triggered, by the issuance of (i) the Subscribed Shares, (ii) the shares to be issued pursuant to any Other Subscription Agreement, or (iii) the Transaction, except in each case for such anti-dilution or similar provisions the application of which has been effectively waived.

(h) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a VIH Material Adverse Effect, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of VIH, threatened in writing against VIH or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against VIH.

(i) Except for the Placement Agents, no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Issuer and VIH are solely responsible for the payment of any fees, costs, expenses or commissions of the Placement Agents.

(j) VIH is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a VIH Material Adverse Effect. VIH has not received any written communication from a governmental entity that alleges that VIH is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a VIH Material Adverse Effect.

(k) VIH has not entered into any side letter or similar agreement with any Other Subscribers relating to such Other Subscriber’s purchase of Other Subscribed Shares other than the Other Subscription Agreements or any side letter or similar agreement unrelated to the Other Subscribed Shares or whose terms are not materially more advantageous to such Other Subscriber than the Subscriber hereunder. The Other Subscription Agreements (and any amendments thereto) reflect the same Per Share Price and other material terms with respect to the purchase of the Subscribed Shares that are no more favorable to such Subscriber thereunder than the terms of this Subscription Agreement other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds.

(l) VIH is not required to register as an “investment company” under (and within the meaning of) the United States Investment Company Act of 1940, as amended.

(m) There is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or threatened against or affecting VIH or any of VIH’s properties or rights that materially and adversely affects or would reasonably be expected to affect VIH’s ability to consummate the transactions contemplated by this Subscription Agreement, nor is there any decree, injunction, rule or order of any governmental authority or arbitrator outstanding against VIH or any of VIH’s properties or rights that materially and adversely affects or would reasonably be expected to materially and adversely affect VIH’s ability to consummate the transactions contemplated by this Subscription Agreement.

(n) VIH is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 5 Subscriber Representations and Warranties. Subscriber represents and warrants to the Issuer and VIH that:

(a) Subscriber (i) is duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Issuer and VIH, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transaction contemplated hereby, including the Subscription.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account (and the investment funds managed by the Subscriber) and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts or investment funds managed by the Subscriber, each owner of such account or investment funds managed by the Subscriber is a qualified institutional buyer or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account or investment funds, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account or investment funds, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Issuer with the requested information on Annex A following the signature page hereto).

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that the Issuer is not required to register the Subscribed Shares except as set forth in Section 6 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, (including without limitation a private resale pursuant to so called “Section 4(a)1 1⁄2”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities laws transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge, charge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (as amended, “Rule 144”), until the end of any applicable holding period after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge, charge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Issuer. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any statements, representations, warranties, covenants or agreements made to Subscriber by or on behalf of the Issuer, VIH, any other party to the Transaction, or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer and VIH expressly set forth in this Subscription Agreement.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and each of the Issuer’s and VIH’s representations in Section 3 and Section 4 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Issuer, VIH and the Transaction (including FinAccel and its subsidiaries (collectively, the “Acquired Companies”)) and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that VIH’s filings with the Commission are publicly available for review. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Issuer or VIH was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement that the Issuer intends to file with the Commission (which will include substantial additional information about the Issuer, VIH and the Transaction and will update and supersede the information previously provided to Subscriber). Subscriber acknowledges and agrees that none of the Placement Agents, nor any affiliate of any Placement Agent has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Neither any Placement Agent nor any of their respective affiliates has made or makes any representation as to the Issuer, VIH or the Acquired Companies or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to Issuer, VIH or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Shares to Subscriber, neither any Placement Agent nor any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber.

(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Issuer, VIH, FinAccel or their respective affiliates, or by means of contact from a Placement Agent, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer, VIH, FinAccel or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer, VIH, FinAccel, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer and VIH contained in Section 3 and Section 4 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges that Subscriber shall be responsible for any of the Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither the Issuer, VIH, FinAccel, any Non-Party Affiliate (as defined below) of the Issuer, VIH or FinAccel, nor any of their respective agents, have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Subscription Agreement. Subscriber understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares and (B) the purchase and sale of the Subscribed Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

(j) Subscriber, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands that no federal or state agency has passed judgement upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to ensure that the funds held by or on behalf of Subscriber (and the investment funds managed by the Subscriber) and used to purchase the Subscribed Shares were legally derived. The Subscriber also represents that, to Subscriber’s knowledge, neither the Subscriber, nor any person having a direct or indirect beneficial interest in the Subscribed Shares purchased, is subject to restrictive measures and financial sanctions requirements of the European Union or Her Majesty’s Treasury in the United Kingdom as extended by statutory instrument to the Cayman Islands or any similar sanctions lists maintained by the United Nations or the Organisation for Economic Co-operation and Development.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Issuer as a result of the purchase Subscribed Shares by Subscriber hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase of Subscribed Shares by Subscriber hereunder.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) for purposes of Section 3(42) of ERISA or comparable provisions of any Similar Laws, Subscriber represents and warrants that (x) neither the Issuer, VIH, nor any of their respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (y) Subscriber’s acquisition and holding of the Subscribed Shares shall not constitute or result in a non-exempt “prohibited transaction” under Section 406 of ERISA and/or Section 4975 of the Code (or, in the case of a governmental plan, church plan, non-U.S. Plan or other plan, a violation of Similar Law).

(o) Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of VIH. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(p) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(q) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(r) Subscriber agrees that, notwithstanding Section 9(i), each Placement Agent may rely upon the representations and warranties made by Subscriber to the Issuer and VIH in this Subscription Agreement.

Personal data may be required to be supplied by a Subscriber to the Issuer, its affiliates and delegates in order for an investment in the Issuer to be made and for the investment in the Issuer to continue. If the required personal data is not provided, the Subscriber will not be able to invest in the Issuer. The Issuer’s privacy notice appended at Annex B provides information on the Issuer’s use of personal data in accordance with the Cayman Islands Data Protection Act (As Revised) and, in respect of EU data subjects, the EU General Data Protection Regulation (together, the “Data Protection Legislation”). The Subscriber acknowledges receipt of the Issuer’s privacy notice and agrees to promptly provide the privacy notice (or any updated version thereof as may be provided from time to time) to each individual (such as any individual directors, shareholders, beneficial owners, authorized signatories, trustees or others) whose personal data the Subscriber provides to the Issuer or any of its affiliate or delegates. The Subscriber represents and warrants that all personal data provided to the Issuer, its affiliates and delegates by or on behalf of the Subscriber is provided in accordance with applicable laws and regulations, including, without limitation, those relating to privacy or the use of personal data.

Section 6 Registration of Subscribed Shares.

(a) The Issuer agrees that, within thirty (30) days after the Closing Date, the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective no later than the earlier of (the “Effectiveness Deadline”) (i) sixty (60) calendar days following the Closing Date (or ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and receives comments from, the Commission) and (ii) the tenth (10th) business day after the date the Issuer is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or required by statute, regulation or exchange rules; provided that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Issuer file a new Registration Statement to register such Subscribed Shares not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable. The Issuer agrees that, except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Issuer will use commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) two years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without restriction, including without limitation, as to the manner of sale or the amount of such securities that may be sold. The Issuer will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell the Subscribed Shares pursuant to the Registration Statement (for as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence) or Rule 144 (when Rule 144 becomes available to the Issuer), as applicable, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Issuer’s ADSs are then listed, and update or amend the Registration Statement as necessary to include the Subscribed Shares. The Issuer agrees, for as long as Subscriber holds Subscribed Shares, to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Subscriber to sell such securities under Rule 144 without registration. If requested by the Subscriber, the Issuer shall use its commercially reasonable efforts to (i) cause the removal of the restrictive legends from any Subscribed Shares being sold under, or that may be sold or transferred pursuant to, the Registration Statement or pursuant to Rule 144 at the time of sale of such Subscribed Shares and, at the request of a Holder (as defined below), cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Issuer, its counsel or the transfer agent, establishing that restrictive legends are no longer required. Any fees (with respect to the transfer agent, Issuer counsel, The Depository Trust Company (“DTC”), or otherwise) associated with the issuance of any legal opinion required by the Issuer’s transfer agent or the removal of such legends shall be borne by the Issuer. If restrictive legends may be removed for the Subscribed Shares pursuant to the foregoing, the Issuer will no later than three (3) Business Days of the request thereof deliver to the transfer agent instructions that the transfer agent shall make a new, unlegended entry for such book-entry Subscribed Shares or, at the request of the Subscriber, promptly transfer all of the Subscribed Shares, free from all restrictive legends, to Subscriber (including, as directed by such applicable Holder, that the transfer agent credit the account of the applicable Holder’s prime broker with DTC). “Holder” shall mean the Subscriber or any affiliate of the Subscriber to which the rights under this Section 6 shall have been assigned. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, of Subscribed Shares to the Issuer (or its successor) upon request to assist the Issuer in making the determination described above. The Issuer’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber (or any investment funds owning such Subscribed Shares which is managed by the Subscriber) and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Issuer to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder; provided, that Holder shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Issuer may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use of any such Registration Statement if it determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Issuer or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided that (w) the Issuer shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (x) the Issuer shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

(i) advise Subscriber within two (2) Business Days:

(1) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose; and

(2) of the receipt by the Issuer of any notification from the Stock Exchange or the Commission with respect to the suspension of the qualification of the Subscribed Shares included therein or the initiation or threatening of any proceeding for such purpose.

(b) Upon receipt of any written notice from the Issuer (to the extent such Subscriber has not provided prior written notice to VIH and the Issuer that it waives its right to such notice under this provision) (which written notice from the Issuer shall not contain any material non-public information regarding the Issuer) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law, subpoena or regulatory request or requirement (which, for the avoidance of doubt, the obligations under this (ii) shall only relate to the confidentiality of the information in such written notice and shall not restrict any use of such information otherwise). If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

(c) The Issuer shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(d) Except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) The Issuer shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the ADSs of the Issuer have been listed.

(f) The Issuer shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby.

(g) Indemnification.

(i) The Issuer shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all reasonable out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or that Subscriber has omitted a material fact from such information. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Issuer is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld or delayed).

(ii) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, the liability of the Subscriber shall be limited the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(g)(iv) from any person or entity who was not guilty of such fraudulent misrepresentation.

Section 7 Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Issuer, VIH and Subscriber to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Sections 2(c), (d) and (e) of this Subscription Agreement are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, or (d) the date that is twelve (12) months from the date hereof; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon a valid termination of this Subscription Agreement pursuant to this Section 7, after the delivery by the Subscriber of the Purchase Price for the Subscribed Shares, VIH and the Issuer shall promptly (but not later than two (2) Business Days thereafter) cause the Deposit Bank to return the Purchase Price (to the extent such Purchase Price was received prior to such termination) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off.

Section 8 Trust Account Waiver. Subscriber hereby acknowledges that VIH has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of VIH’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Issuer and VIH entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Issuer or VIH, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with VIH’s amended and restated memorandum and articles of association in respect of VIH Class A Ordinary Shares acquired by any means other than pursuant to this Subscription Agreement.

Section 9 Miscellaneous.

(a) Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (i) when delivered by hand (with written confirmation of receipt), (ii) when received by the addressee if sent by a nationally recognized overnight courier postage prepaid (receipt requested), (iii) on the date sent by email (with confirmation of transmission, and provided, that, unless affirmatively confirmed by the recipient as received, notice is also sent to such party under another method permitted in this Section 9(a) within two (2) Business Days thereafter) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (iv) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a); provided that any notice, request, claim, demand, waiver, consent, approval or other communication given pursuant to clauses (i), (ii) or (iv) shall also be given in the method provided in clause (iii).

(b) Subscriber acknowledges that the Issuer, VIH, FinAccel, their respective affiliates, and the Placement Agents rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Each of the Issuer and VIH acknowledges that Subscriber and the other parties referenced above will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and VIH agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Issuer and VIH set forth herein are no longer accurate in all material respects.

(c) Each of the Issuer, VIH, FinAccel and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party hereto shall pay or cause to pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to the parties hereto hereunder may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Subscribed Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement). Neither this Subscription Agreement nor any rights that may accrue to the Issuer or VIH hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Issuer or VIH may transfer the Subscription Agreement and its rights and obligations hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Issuer or VIH). Notwithstanding the foregoing, Subscriber may transfer or assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or another entity under the control of, or under common control with the Subscriber (including other investment funds or accounts managed or advised by the Subscriber or its affiliate or subsidiary), subsidiaries or equity holders or, with the Issuer’s prior written consent, to another person, provided that, in each of the foregoing, no such assignment or transfer shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations and any assignee agrees to be bound by the obligations of a Subscriber and make the representations and warranties of a Subscriber as required hereunder.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transaction and remain in full force and effect.

(g) The Issuer may request from Subscriber such additional information (including identification information) from time to time as the Issuer may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures (except with respect to requests in connection with determining eligibility under applicable laws, rules or regulations (including, without limitation, anti-money laundering, counter-terrorist financing and proliferation financing, financial services or banking laws, rules or regulations) and/or requests by applicable governmental authorities, which requests shall be complied with in all respects). The Issuer may, without the consent of any person, take such action as it determines in its discretion to be necessary or advisable to comply with any anti-money laundering or anti-terrorist financing or proliferation financing laws, rules, regulations, directives or special measures.

(h) This Subscription Agreement may not be amended, modified or terminated except by an instrument in writing, signed by each of the parties hereto. This Subscription Agreement may not be waived except by an instrument in writing, signed by the party against whom enforcement of such waiver is sought. Without limiting the generality of the foregoing, any waiver of the Issuer of any of its rights hereunder will be effective only with VIH’s prior written consent.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise provided in Section 9(n), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns (as applicable), and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns (as applicable).

(k) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l) No failure or delay by the Issuer, VIH or Subscriber in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the Issuer, VIH or Subscriber, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by the Issuer, VIH or Subscriber, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by the Issuer, VIH or Subscriber shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on the Issuer, VIH or Subscriber not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(m) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile, electronic mail, electronic (or digital) signature or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(n) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that each Placement Agent shall be an intended third party beneficiary of the representations and warranties of the Issuer and VIH in Section 3 and Section 4 hereof and of Subscriber in Section 5 hereof.

(o) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state (except insofar as affected by the statutes, rules and regulations related to applicable financial services or banking authorities).

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, shareholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) Neither VIH nor the Issuer shall issue any press releases or other public communications relating to the transactions contemplated hereby that reference the Subscriber or its affiliates or investment advisers by name without the prior written consent of Subscriber. This restriction shall not apply to the extent public disclosure is required by applicable securities law, any governmental authority or stock exchange rule or as otherwise requested by the staff of the Commission or the request of any other regulatory or governmental agency; provided, that in the event such disclosure is required, VIH or the Issuer, as applicable, shall to the extent practicable and legally permissible, provide Subscriber with prior written notice of such permitted disclosure and consider, in good faith, any comments provided by Subscriber (to the extent such Subscriber has not provided prior written notice to VIH and the Issuer that it waives its right to such notice under this provision).

(u) VIH shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of the Transaction Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that the Issuer or VIH or their respective representatives has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or VIH or any of its officers, directors, or employees or agents (including Placement Agents), and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, VIH, the Placement Agents or any of their affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, (i) each of the Issuer and VIH shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber, (ii) each of the Issuer and VIH shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, and (iii) the Issuer, VIH and the Subscriber shall not publicly disclose the fact that the Subscriber or any of its affiliates has entered into this Agreement or is involved in the Subscription, except, in each of the foregoing (i) through (iii), (A) as required by the federal securities law and (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, provided that in each such event, the applicable party shall provide advance notice to the other party (to the extent practicable and legally permissible) and use its commercially reasonable efforts to consult with the other party in advance as to the form, content and timing of any such disclosure. Subscriber will promptly provide any information reasonably requested by the Issuer or VIH for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose. The obligations of the Issuer and VIH shall be several and not joint; VIH shall not be liable to Subscriber for any breach of any representation, warranty, covenant or agreement by the Issuer; and the Issuer shall not be liable to Subscriber for any breach of any representation, warranty, covenant or agreement by VIH.

(w) Subscriber hereby agrees that it shall comply with all regulatory requirements in connection with the Subscription and shall coordinate in good faith with the Issuer, VIH or FinAccel, as applicable, to provide all information as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transaction.

(x) Each Subscriber agrees for the express benefit of each of the Placement Agents, their respective affiliates and their respective representatives that:

(i) Neither the Placement Agents nor any of their affiliates or any of their representatives (1) has any duties or obligations other than those specifically set forth herein or in the engagement letter, dated as of May 10, 2021, among VIH, Citi, Jefferies and GS (the “Engagement Letter”); (2) shall be liable for any improper payment made in accordance with the information provided by the Issuer; (3) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Issuer pursuant to this Subscription Agreement or in connection with any of the Transactions; or (4) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Subscription Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Subscription Agreement, except for such party’s own gross negligence, willful misconduct or bad faith.

(ii) Each of the Placement Agents, their respective affiliates and their respective representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Issuer, and (2) be indemnified by the Issuer for acting as Placement Agents hereunder pursuant the indemnification provisions set forth in the Engagement Letter.

(y) Subscriber acknowledges and agrees that none of any other party to the Transaction Agreement (other than each of the Issuer and VIH) or any Non-Party Affiliate (as defined below), shall have any liability to Subscriber, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any Other Subscription Agreement , the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, VIH, FinAccel, or any Non-Party Affiliate concerning Issuer, VIH, FinAccel, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, VIH, FinAccel, or any of the Issuer’s, VIH’s or FinAccel’s controlled affiliates or any family member of the foregoing.

(z) Notwithstanding anything to the contrary in this Agreement, the Interim Period Financing is expressly permitted by this Agreement and shall not be deemed to violate any representations, warranties or covenants of the Issuer or VIH or constitute a basis that any of the closing conditions contained in Section 2(e) is not satisfied.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Issuer, VIH and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ISSUER:

AG1 Holdings, Ltd.

By:
Name:	Akshay Garg
Title:	Director

Address for Notices:

FinAccel Pte Ltd 36 Carpenter St, 4th floor Singapore 059915

Attention:	Akshay Garg
E-mail:	akshay@finaccel.co

With a copy (which shall not constitute notice) to:
Cooley LLP
182 Cecil Street #38-01 Frasers Tower Singapore 069547
Attention:	Rama Padmanabhan, Will Cai, Ferish Patel, David Peinsipp, Matthew Bartus
E-mail:	padmanabhan@cooley.com; wcai@cooley.com; fpatel@cooley.com; dpeinsipp@cooley.com; mbartus@cooley.com

VIH:

VPC IMPACT ACQUISITION HOLDINGS II

By:
Name:	Gordon Watson
Title:	Co-Chief Executive Officer

Address for Notices:

VPC Impact Acquisition Holdings II
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606
Attention:	Gordon Watson
E-mail:	gwatson@victoryparkcapital.com

With a copy (which shall not constitute notice) to: White & Case LLP 111 South Wacker Drive, Suite 5100 Chicago, IL 60606
Attn:	Raymond Bogenrief James Hu
Email:	raymond.bogenrief@whitecase.com james.hu@whitecase.com

SUBSCRIBER:

Print

Name:

By:

Name:

Title:

Address for Notices:

Attention:
E-mail:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Issuer specified by the Issuer in the Closing Notice.

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the applicable boxes)

☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

Subscriber is not a natural person.

C.	INSTITUTIONAL ACCOUNT STATUS (Please check the box, if applicable)

☐	Subscriber is an “Institutional Account” (as defined in FINRA Rule 4512(c)).

D.	AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company (in each case as defined in Rule 501(a));

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any corporation, Massachusetts or similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐

Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act; or

☐	Any entity in which all of the equity owners are accredited investors.

SUBSCRIBER:
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ANNEX B

AG1 Holdings, Ltd.

Data Privacy Notice

AG1 Holdings, Ltd. (the “Issuer”) is an exempted company incorporated in the Cayman Islands with limited liability.

The purpose of this document is to provide you with information on the Issuer’s use of your personal data in accordance with the Cayman Islands Data Protection Act (As Revised) (the “DPA”) and, in respect of EU data subjects, the EU General Data Protection Regulation (together with the DPA, the “Data Protection Legislation”).

If you are an individual investor, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment with us, this will be relevant for those individuals and you should transmit this document to such individuals or otherwise advise them of its content.

Your personal data will be processed by the Issuer, and by persons engaged by the Issuer. Under the Data Protection Legislation, you have rights, and the Issuer has obligations, with respect to your personal data. The purpose of this notice is to explain how and why the Issuer, and persons engaged by the Issuer, will use, store, share and otherwise process your personal data. This notice also sets out your rights under the Data Protection Legislation, and how you may exercise them.

Your personal data

By virtue of making an investment in the Issuer (including the initial application and ongoing interactions with the Issuer and persons engaged by the Issuer (whether past, present or future), including the recording of electronic communications or phone calls were applicable) or by virtue of you otherwise providing us with personal information on individuals connected with you as an investor (for example directors, trustees, employees, representatives, shareholders, investors, clients, beneficial owners or agents), you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Legislation (“Investor Data”). In particular, you will provide us with personal information within the forms and any associated documentation that you complete when subscribing for shares; when you provide it to us or our service providers in correspondence and conversations (including by email); when you make transactions with respect to the Issuer; and when you provide remittance instructions.

We may also obtain personal data on you from other publicly accessible directories and sources. These may include websites; bankruptcy registers; tax authorities; governmental agencies and departments, and regulatory authorities, to whom we have regulatory obligations; credit reference agencies; sanctions screening databases; and fraud prevention and detection agencies and organizations, including law enforcement.

Investor Data includes, without limitation, the following information relating to you and/or any individuals connected with you as an investor in the Issuer such as: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, and source of funds details and details relating to your investment activity.

In our use of Investor Data, the Issuer will be characterized as a “data controller” for the purposes of the DPA. The Issuer’s affiliates and delegates may act as “data processors” for the purposes of the DPA.

How the Issuer may use your personal data

The Issuer, as the data controller, may collect, store and use Investor Data for purposes including the following.

The processing is necessary for the performance of a contract, including:

➣	administering or managing the Issuer;

➣	processing your subscription and investment in the Issuer, such as entering your information in the register of shareholders;

➣	facilitating the continuation or termination of the contractual relationship between you and the Issuer; and

➣	facilitating the transfer of funds, and administering and facilitating any other transaction, between you and the Issuer or other relevant entities.

The processing is necessary for compliance with applicable legal or regulatory obligations, including:

➣

undertaking investor due diligence including anti-money laundering and counter-terrorist financing checks, including verifying the identity and addresses of our investors (and, where applicable, their beneficial owners);

➣	sanctions screening and complying with applicable sanctions and embargo legislation;

➣	complying with requests from regulatory, governmental, tax and law enforcement authorities;

➣	surveillance and investigation activities;

➣	carrying out audit checks, and instructing our auditors;

➣	maintaining statutory registers; and

➣	preventing and detecting fraud.

In pursuance of our legitimate interests, or those of a third party to whom Investor Data is disclosed, including:

➣	complying with a legal, tax, accounting or regulatory obligation to which we or the third party are subject;

➣	assessing and processing requests you make;

➣	sending updates, information and notices or otherwise corresponding with you in connection with your investment in the Issuer;

➣	investigating any complaints, or pursuing or defending any claims, proceedings or disputes;

➣	providing you with, and informing you about investment products and services;

➣	managing our risk and operations;

➣	complying with audit requirements;

➣	ensuring internal compliance with our policies and procedures;

➣	protecting the Issuer against fraud, breach of confidence or theft of proprietary materials;

➣	seeking professional advice, including legal advice;

➣	facilitating business asset transactions involving the Issuer or related entities;

➣	monitoring communications to/from us (where permitted by law); and

➣	protecting the security and integrity of our IT systems.

We will only process Investor Data in pursuance of our legitimate interests where we have considered that the processing is necessary and, on balance, our legitimate interests are not overridden by your legitimate interests, rights or freedoms.

Sharing your personal data

We may share Investor Data with our affiliates and delegates. In certain circumstances we may be legally obliged to share Investor Data and other financial information with respect to your interest in the Fund with relevant regulatory authorities such as the Cayman Islands Monetary Authority, the Cayman Islands General Registry or the Cayman Islands Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities and other applicable regulatory authorities.

The Issuer’s affiliates and delegates may process Investor Data on the Issuer’s behalf, including with our banks, accountants, auditors and lawyers which may be data controllers in their own right. The Issuer’s services providers are generally processors acting on the instructions of the Issuer. Additionally, a service provider may use Investor Data where this is necessary for compliance with a legal obligation to which it is directly subject (for example, to comply with applicable law in the area of anti-money laundering and counter terrorist financing or where mandated by a court order or regulatory sanction). The service provider, in respect of this specific use of personal data, acts as a data controller.

In exceptional circumstances, we will share Investor Data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened) in any country or territory.

Sending your personal data internationally

Due to the international nature of our business, Investor Data may be transferred to jurisdictions that do not offer equivalent protection of personal data as under the Data Protection Legislation. In such cases, we will process personal data or procure that it be processed in accordance with the requirements of the Data Protection Legislation, which may include having appropriate contractual undertakings in legal agreements with service providers who process personal data on our behalf.

Retention and deletion of your personal data

We will keep Investor Data for as long as it is required by us. For example, we may require it for our legitimate business purposes, to perform our contractual obligations, or where law or regulation obliges us to. We will generally retain Investor Data throughout the lifecycle of the investment you are involved in. Some personal data will be retained after your relationship with us ends. We expect to delete Investor Data (at the latest) once there is no longer any legal or regulatory requirement or legitimate business purpose for retaining such Investor Data.

Automated decision-making

We will not take decisions producing legal effects concerning you, or otherwise significantly affecting you, based solely on automated processing of Investor Data, unless we have considered the proposed processing in a particular case and concluded in writing that it meets the applicable requirements under the Data Protection Legislation.

Your rights

You have certain data protection rights, including the right to:

➣	be informed about the purposes for which Investor Data are processed;

➣	access your personal data;

➣	stop direct marketing;

➣	restrict the processing of your personal data;

➣	have incomplete or inaccurate personal data corrected;

➣	ask us to stop processing your personal data;

➣	be informed of a personal data breach (unless the breach is unlikely to be prejudicial to you);

➣	complain to the Cayman Islands Data Protection Ombudsman; and

➣	require us to delete Investor Data in some limited circumstances.

Contact us

We are committed to processing Investor Data lawfully and to respecting your data protection rights. Please contact us if you have any questions about this notice or the personal data we hold about you.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.